Filed pursuant to Rule 424(b)(3)
File No. 333-118727

Prospectus Supplement No. 1 dated October 18, 2004 to
Prospectus dated September 15, 2004

IKONA GEAR INTERNATIONAL, INC.

2,530,493 Shares Common Stock

       This Prospectus Supplement No. 1 is part of the Prospect dated September 15, 2004 relating to an offering by certain selling securityholders of up to 2,530,493 shares of common stock.

Recent Developments

       The following information concerning our business and financial condition should be considered by all investors:

       Pursuant to the Letter Agreement dated April 8, 2003 between Ikona Gear International, Inc. and Magna Advanced Technologies, a division of Magna International, Inc., as extended by Letter Agreement dated April 27, 2004 (collectively the "Development Agreement"), Magna Advanced Technologies has provided written notice to Ikona of its intention to proceed to Phase 2 under the Development Agreement, under the following conditions:
1.	Magna will not be required to pay the monthly fee of C$20,000;
2.	Magna will not be required to pay the C$1,000,000 lump sum;
3.	The royalties payable on future sales of product were modified.

       Ikona considers Magna's decision to proceed to Phase 2 under the Development Agreement to be a significant commercial validation of its proprietary gear technology. However, the change in financial terms, including the elimination of the lump sum and monthly fees, will likely have an adverse impact upon the Company's near term cash flow and working capital.

       The Company plans to evaluate the impact of these developments on its operating plan which may require the Company to reduce certain fixed overhead expenses.

       This Prospectus Supplement should be read in conjunction with our Prospectus dated September 15, 2004.